MP [redacted]

SEC 06050173 MISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

OMB APPROVAL	
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SEC FILE NUMBER
8- 049132

ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 ~~PART III~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mantor Watson Securities, Inc.
(Ascension Financial Solutions Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 West Johnstown Road
(No. and Street)

Gahanna (City) Ohio (State) 43230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Mantor 614-475-7862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

41 South High Street, Suite 2100 (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED NOV 0 3 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS

	PAGE
ANNUAL AUDITED REPORT FORM X-17A-S - PART III	1
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
Statement of Financial Condition, March 31, 2006	4
Statements for the year ended March 31, 2006:	
Operations	5
Changes in Stockholder's Equity	6
Cash Flows	7
Notes to Financial Statements	8
SUPLEMENTAL SCHEDULES	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	14

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 0 2 2006
DIVISION OF MARKET REGULATION

MANTOR WATSON SECURITIES, INC.
Gahanna, Ohio

Report on Audit of Financial Statements

For the year ended March 31, 2006

OATH OR AFFIRMATION

I, Greg Mantor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mantor Watson Securities, Inc., as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

DARLENE M. NELSON
Notary Public, State of Ohio
My Commission Expires
10/3/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Mantor Watson Securities, Inc.
Gahanna, Ohio

We have audited the accompanying statement of financial condition of Mantor Watson Securities, Inc. (the Company) as of March 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mantor Watson Securities, Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio

April 27, 2006

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

MANTOR WATSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS

CASH AND EQUIVALENTS	$ 76,047
DEFERRED INCOME TAXES	3,100
	$ 79,147

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	-
COMMON STOCK No par value, $10 stated value, 750 shares authorized, 10 shares issued and 4 shares outstanding	100
ADDITIONAL PAID-IN CAPITAL	41,200
RETAINED EARNINGS	42,847
	84,147
LESS COMMON STOCK HELD IN TREASURY, 6 shares at cost	(5,000)
	79,147
	$ 79,147

See notes to financial statements.

MANTOR WATSON SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2006

REVENUES	
Commissions	$ 84,659
Interest and other income	1,349
	86,008
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	
Salaries, payroll taxes, and benefits	43,322
Professional services	4,625
Occupancy	5,702
General and administrative	32,544
Depreciation and amortization	11,038
	97,231
Operating Loss	(11,223)
OTHER INCOME (EXPENSE)	
Gain on sale of property and equipment	15,677
Interest expense	(275)
	15,402
Income Before Provision For Income Taxes	4,179
PROVISION FOR INCOME TAXES	473
Net Income	$ 3,706

See notes to financial statements.

MANTOR WATSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2006

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, March 31, 2005	$ 100	$ 29,200	-	$ 39,141	$ 68,441
Purchase of common stock into treasury	-	-	$ (5,000)	-	(5,000)
Additional capital contributed	-	12,000	-	-	12,000
Net income	-	-	-	3,706	3,706
BALANCE, March 31 ,2006	$ 100	$ 41,200	$ (5,000)	$ 42,847	$ 79,147

See notes to financial statements.

MANTOR WATSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,706
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		11,038
Deferred income taxes		400
Gain on sale of property and equipment		(15,677)
Change in operating assets and liabilities:		
Commissions receivable		8,725
Accounts payable and accrued expenses		(686)
Income taxes payable		(2,827)
Net Cash Provided By Operating Activities		4,679
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of property and equipment		25,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Acquisition of common stock into treasury		(5,000)
Additional capital contributed		12,000
Principal payments on note payable		(9,074)
Net Cash Used In Financing Activities		(2,074)
Net Increase In Cash And Equivalents		27,605
CASH AND EQUIVALENTS		
Beginning of Year		48,442
End of Year	$	76,047
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for:		
Interest	$	275
Income taxes	$	2,849

See notes to financial statements.

MANTOR WATSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006

NOTE 1 - ORGANIZATION AND PUROSE

Mantor Watson Securities, Inc. (the Company), an Ohio corporation, was incorporated in 1996 and was engaged in the buying and selling of marketable securities for its customers, which were generally located in the Central Ohio area. During the year ended March 31, 2006, the Company decided to cease operations and began looking for a buyer for its broker-dealer license. The stockholder of the Company intends to continue as a going concern until such time as the license has been sold and all operations have been completed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable - Commissions receivable are recorded when they are earned and are presented in the statement of financial condition net of any allowance for doubtful accounts. Commissions receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals that owe the receivable. No allowance for doubtful accounts was deemed necessary at March 31, 2006.

Property and Equipment - The Company carries property and equipment at cost. Depreciation is provided using the straight-line method for financial reporting purposes at rates based on estimated useful lives of five years. For federal income tax purposes, depreciation is computed using the modified cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized while expenditures for repairs and maintenance are charged to expense as incurred.

Revenues and Expenses - The Company records revenues and expenses directly related to securities transactions on a trade date basis.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences in depreciation of property and equipment and revenue and expense recognition for financial and tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Statement of Cash Flows - For purpose of the statement of cash flows, the Company considers all highly liquid investments, with an original maturity of ninety days or less to be cash equivalents.

NOTE 3 - RESTRICTED CASH AND EQUIVALENTS

The Company is required to maintain a deposit with its clearing broker-dealer. At March 31, 2006, the Company had a deposit of $33,098, of which $25,000 was restricted.

NOTE 4 - INCOME TAXES

The provision for income taxes at March 31, 2006 consists of the following:

Federal - current	$ 73
Federal - deferred	400
	$ 473

Deferred tax assets and liabilities at March 31, 2006 consisted of the following:

Net operating loss	$ 2,300
Contributions	800
	$ 3,100

NOTE 5 - NET CAPITAL

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $75,391 as of March 31, 2006, which was in excess of the net capital required by NASD of $5,000. The Company's ratio of aggregate indebtedness to net capital at March 31, 2006 was zero to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

Effective April 1, 2005, the Company terminated its month-to-month rental agreement with the sole stockholder for office space that required monthly payments of $2,000. Accordingly, the Company incurred no rent expense for the year ended March 31, 2006 and has no future rent obligation to the stockholder.

In February 2006, the sole stockholder acquired a vehicle from the Company for its fair market value. This sale resulted in a gain to the Company of $15,677.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent to year end, the Company began negotiations with a third party to sell its broker-dealer license. At the date of this report, the terms of any potential sale had not been finalized.

MANTOR WATSON SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2006

NET CAPITAL		
Total stockholder's equity	$	79,147
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total Capital And Allowable Subordinated Liabilities		79,147
Deductions and/or charges:		
Non-allowable assets:		
Receivable from broker		-
Property and equipment, net		-
Deferred income taxes		3,100
Net Capital Before Haircuts On Securities Position		76,047
Haircuts on securities		
Contractual securities commitments		-
Deficit in securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposits, and		-
commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		656
Undue concentrations		-
Net Capital	$	75,391

MANTOR WATSON SECURITIES, INC.

SCHEDULE I - Continued

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2006

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Long-term note payable (secured by property and equipment)		-
Payable to brokers and dealers		-
Payable to clearing broker		-
Other accounts payable and accrued expenses		-
Items not included in statement of financial condition:		-
Market value of securities borrowed for which no equivalent		-
value is paid or credited		-
Other		-
Total Aggregate Indebtedness		-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (calculated)		-
Minimum net capital required (stated)	$	5,000
Excess net capital	$	70,391
Excess net capital at 1,000 percent	$	75,391
Ratio: Aggregate indebtedness to net capital		N/A
RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION		
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$	32,271
Company entries posted after FOCUS submitted		42,865
Audit adjustments, net		255
Net Capital Per Above	$	75,391

MANTOR WATSON SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2006

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to March 31, 2006 under the following section:

(k) (2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:

SEC#s	Name	Product
8-10999	Raymond James & Associates, Inc.	Bonds
8-10999	Raymond James & Associates, Inc.	Equities

This Page Intentionally Left Blank

SCHNEIDER DOWNS

INSIGHT • INNOVATION • EXPERIENCE

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder
Mantor Watson Securities, Inc.
Gahanna, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Mantor Watson Securities, Inc. (the Company) for the year ended March 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio

April 27, 2006